Mail Stop 3561

July 11, 2006

Frank A. Cappello
Vice President-Finance and Chief Financial Officer
SIFCO Industries, Inc.
970 East 64th Street
Cleveland, OH 44103

>   Re: **SIFCO Industries, Inc.**
>   **File No. 001-05978**
>   **Form 10-K: For the Fiscal Year Ended September 30, 2005**
>   **Form 10-Q: For the Quarterly Period Ended March 31, 2006**
>   **Form 8-K: May 10, 2006**

Dear Mr. Cappello:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments and an amended Form 8-K via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the Fiscal Year Ended September 30, 2005

Management's Discussion and Analysis, page 9

1. We believe your MD&A may benefit from an introductory or overview section that would facilitate a readers understanding on the most important matters in which you focus in evaluating financial condition and operating performance. Among other matters, this introductory or overview section could include economic or industry-wide factors relevant to the company and provide insight into material opportunities, challenges and risks presented by known trends and uncertainties, as well as actions being taken to address these matters. In addition, we recommend that you identify and discuss relevant financial and non-financial performance indicators (e.g. manufacturing plant capacity and utilization, backlog

and its trends, product development, market demand, customer and vendor relations, etc.), which you use to manage the business. Please revise accordingly. Refer to the guidance in Section III (A) in FR-72 (Release No. 33-8350).

2. For a clearer and enhanced results of operations discussion that may provide a reader with a better understanding of the major components of your business, we suggest that you include tabular financial data that details the year-to-year (and changes in) results of operations on a consolidated basis and for each of the business segments followed by a detailed narrative discussion and analysis of known changes, events, trends, uncertainties and other matters. The detailed narrative discussion should also be on both a consolidated basis and a separate segment basis. Please revise accordingly. Refer to the guidance in Section III (A) in FR-72 (Release No. 33-8350).

3. Throughout the MD&A, provide more analysis of the disclosure provided. As an example, on page 9 you provide several factors contributing to the decrease in the Repair Group's net sales, yet you do not provide an analysis for the reasons underlying the decreases in those factors. Without describing the reasons for these decreases there is insufficient insight for a reader to see the business through the eyes of management. Please revise accordingly. Refer to the guidance in Section III (B) in FR-72 (Release No. 33-8350).

4. Reference is made to Note 6 (Income Taxes) where you have generated foreign income from continuing operations in the 2005 fiscal year while incurring domestic (U.S.) losses from continuing operations. In view of the material variability between domestic and foreign operating results, we believe you should include a separate section in MD&A that clearly and completely discusses the geographic results of operations with qualitative and quantitative reasons for the significant volatility between your domestic and foreign operations. Please revise accordingly. Refer to the guidance in Item 303 of Regulation S-K and the MD&A Interpretive Releases (Section 501 of the Financial Reporting Codification and FR-72).

Other/General, page 10

5. We note that other income includes gains of the sale of assets that were part of the Repair Group's operations and gains on the sales of excess raw material inventory by the ACM Group. Gains and losses associated with operating assets, whether active or inactive, generally should be classified within income from operations because such assets contributed to operations. Please reclassify the related amounts to within "Income from operations" as they appear to be material to same, or explain to us why your presentation is proper. Refer to paragraph 25 of FAS 144 and paragraph 18 of FAS 146.

Liquidity and Capital Resources, page 13

6. Please disclose the material factors that impacted the comparability of operating cash flows in terms of cash. As you use the indirect method, merely reciting changes in line items reported in the statement of cash flows is not sufficient. Refer to the guidance in Section IV (B) of FR-72 (Release No. 33-8350).

Other Contractual Obligations, page 15

7. Please provide all of the information specified by Item 303(a) (5) of Regulation S-K in regards to tabular disclosure of contractual obligations. Your current table does not include other long-term liabilities reflected on your balance sheet or purchase obligations. In addition, because the purpose of the table is to clearly show your future cash requirements, we believe that you should include scheduled interest payments in the table. If certain interest rates are unknown, you may use judgment in determining an appropriate methodology to estimate the interest payments, e.g., apply the currently applicable interest rate to calculate the value of future payments and disclose the methodology utilized.

Schedule II, page 41

8. Please tell us to what the asset impairment reserve of $1.35 million at September 30, 2005 relates.

Form 8-K: May 10, 2006

9. It appears that the sale of the large aerospace portion of your turbine engine component repair business is a significant disposition. We note your Form 8-K did not include pro forma financial information because "the cash flows cannot be clearly distinguished operationally, and for financial reporting purposes, from the rest of your operations." We do not believe that this circumstance provides adequate justification for not presenting the required pro forma financial information. Please amend the Form 8-K to include the pro forma financial information required by Article 11 of Regulation S-X.

Form 10-Q: For the Quarterly Period Ended March 31, 2006

10. Please make conforming changes as appropriate.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to these filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief